                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)*

                               Paper Warehouse, Inc.
                               ---------------------
                                  (Name of Issuer)




                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)




                                    698941 10 1
                                    -----------
                                   (CUSIP Number)


                                 November 23, 1998
                                 -----------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                            -----------
CUSIP NO. 698941 10 1              13G/A                         Page 2 of 4
---------------------                                            -----------

--------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 Yale T. Dolginow (the "Reporting Person")
--------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
--------------------------------------------------------------------------------
                 Not Applicable           (a) / /

                                          (b) / /
--------------------------------------------------------------------------------
        3        SEC USE ONLY
--------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Reporting Person is a citizen of the United States of
                 America.
--------------------------------------------------------------------------------
    NUMBER OF          5       SOLE VOTING POWER
     SHARES                         1,617,443
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY           6       SHARED VOTING POWER
      EACH                          0
    REPORTING    ---------------------------------------------------------------
     PERSON            7       SOLE DISPOSITIVE POWER
      WITH                          1,617,443
                 ---------------------------------------------------------------
                       8       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,617,443
--------------------------------------------------------------------------------
       10        CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*
                 Not Applicable
--------------------------------------------------------------------------------
       11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 35.5%
--------------------------------------------------------------------------------
       12        TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     NAME OF ISSUER:

               The name of the issuer is Paper Warehouse, Inc. (the "Issuer").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the principal executive offices of the Issuer is 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426.

Item 2(a).     NAME OF PERSON FILING:

               Yale T. Dolginow (the "Reporting Person").

Item 2(b).     ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the Reporting Person's principal business office is 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426.

Item 2(c).     CITIZENSHIP:

               The Reporting Person is a citizen of the United States.

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               The class of equity securities to which this Statement relates is the common stock, $.01 par value, of the Issuer (the "Common Stock").

Item 2(e).     CUSIP NUMBER:

               The CUSIP number of the Common Stock is 698941 10 1.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE FILING PERSON IS A:

               Not Applicable.

Item 4.        OWNERSHIP:

          (a)  Amount Beneficially Owned:  1,617,443 (1)

          (b)  Percent of Class:  35.5%

          (c)  Number of shares as to which such person has:

-------------------------
(1) Includes 27,728 shares of Common Stock which may be issued to a director of the Company directly from Mr. Dolignow upon exercise of a stock option granted by Mr. Dolginow.


                                    Page 3 of 4
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
          (i)       sole power to vote or to direct the vote . . . . . . . . . . . . . .   1,617,443

          (ii)      shared power to vote or to direct the vote . . . . . . . . . . . . .           0

          (iii)     sole power to dispose or to direct the
                    disposition of . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,617,443

          (iv)      shared power to dispose or to direct the disposition of. . . . . . .           0


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

Item 10.       CERTIFICATION:

               Not Applicable.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 21, 1999.

/s/ Yale T. Dolginow
--------------------
Yale T. Dolginow


                                    Page 4 of 4